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                  FORM 6-K

                  SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549



                  REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




                  For May 12, 1997




                  NAM TAI ELECTRONICS, INC.
                  (Registrant's name in English)




            Unit 9, 15/F, Tower 1
            China Hong Kong City, 33 Canton Road
            TST, Kowloon, Hong Kong


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NAM TAI ELECTRONICS, INC.                           CONTACT: WENDY L. WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET                           P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831                             NEWS RELEASE
INTERNET WEBSITE: http://www.namtai.com


              NAM TAI ELECTRONICS, INC.  ANNOUNCES
            DIVIDEND INCREASE UPON STRONG SALES GROWTH

VANCOUVER, CANADA May 12, 1997 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ Symbol: NTAIF, TSE Symbol: NMT) today announced its annual dividend of $0.10 per share. The dividend is payable to all shareholders of record at the close of business on May 30, 1997. The dividend will be paid on or before June 20, 1997. As previously announced, the Company intends to adopt the policy of increasing its dividend on a year by year basis of not less than 20% over the next several years to a level consistent with other established profitable corporations. The dividend announced today represents a 330% increase over the dividend of $0.03 per share paid for 1996.

Since the dividend was reinstated in February 1994 the Company has increased it annually. The Company paid an annual dividend of $0.01, $0.015 and $0.03 per share in 1994, 1995 and 1996, respectively.

Mr. M.K. Koo, Chairman, announced. "The Company is also pleased to announce we are on track for excellent sales growth in the second quarter. We are confident Nam Tai will achieve significant sales and net income growth for 1997 over 1996 and are happy to reward our shareholders with an increase in our dividend."

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers ("OEMs") from Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.




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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                            For and on behalf of
                            Nam Tai Electronics, Inc.

                            by
                            (S.d.) M.K. Koo
                            -------------------------
                            M.K. Koo, Chairman

Date: May 21, 1997